Fig Publishing, Inc.

599 Third St., Suite 211

San Francisco, CA 94107

March 16, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attn:	Barbara C. Jacobs, Assistant Director,

Disclosure Operations, Office of Information Technologies and Services

Re:	Fig Publishing, Inc.

Post-qualification Amendment No. 4 to Offering Statement on Form 1-A

Filed March 15, 2017

File No. 024-10507

Dear Ms. Jacobs:

On behalf of Fig Publishing, Inc. (the “Company”), I hereby request that the U.S. Securities and Exchange Commission (the “Commission”) issue a qualification order for the above-referenced Post-qualification Amendment No. 4 to Offering Statement on Form 1-A (the “Filing”) so that it may be qualified by 12:00 Noon Eastern Time on Friday, March 17, 2017, or as soon thereafter as is practicable.

Please note that the Company acknowledges the following:

●	should the Commission or the staff (the “Staff”), acting pursuant to delegated authority, qualify the Filing, it does not foreclose the Commission from taking any action with respect to the Filing;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the Filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

●	the Company may not assert Staff comments and/or the qualification of the Filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Justin Bailey
Justin Bailey
Chief Executive Officer